Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated May 4, 2026

Registration No. 333-284828

Renasant Corporation

$300,000,000.00

6.25% Fixed-to-Floating Rate Subordinated Notes due 2036

Term Sheet

Issuer:	Renasant Corporation (the “Company”)

Security:	6.25% Fixed-to-Floating Rate Subordinated Notes due 2036 (the “Notes”)

Aggregate Principal Amount:	$300,000,000.00

Expected Ratings*:	BBB (stable) by Kroll Bond Rating Agency

Trade Date:	May 4, 2026

Settlement Date:	May 7, 2026 (T+3)

Maturity Date (if not previously redeemed):	June 1, 2036

Coupon:	From and including the Settlement Date, to, but excluding June 1, 2031 or the earlier redemption date, 6.25% per annum, payable semi-annually in arrears. From and including June 1, 2031 to, but excluding, the maturity date or earlier redemption date, a floating per annum rate equal to a Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the preliminary prospectus supplement relating to the Notes under “Description of the Subordinated Notes—Interest”) plus a spread of 245 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears, provided, however, that in the event the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Interest on the Notes will be payable on June 1 and December 1 of each year through June 1, 2031 or the earlier redemption date, and quarterly thereafter on March 1, June 1, September 1, and December 1 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on December 1, 2026.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	During the fixed rate period, 30/360 to but excluding June 1, 2031; during the floating rate period, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of June 1, 2031, and on any date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the preliminary prospectus supplement relating to the Notes under “Description of the Subordinated Notes—Redemption”).

Special Redemption:	The Company may redeem the Notes at any time prior to their maturity, including prior to June 1, 2031, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, including the potential redemption of the $40 million aggregate principal amount outstanding of the Company’s 5.50% Fixed-to-Floating Rate Subordinated Notes due September 1, 2031.

Price to Public:	100.00%

Ranking:	The Notes will be the Company’s general unsecured, subordinated obligations and will be:

•

junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the prospectus supplement under “Description of the Subordinated Notes—Subordination”);

• junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all of its future general creditors;

•

equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•

senior in right of payment and upon the Company’s liquidation to any of the Company’s existing and future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes, including the Company’s obligations relating to any junior subordinated debentures issued to the Company’s capital trust subsidiaries; and

•

effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including, without limitation, depositors of Renasant Bank, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of December 31, 2025, on a consolidated basis, the Company had, in the aggregate, outstanding liabilities of $22.9 billion, which included $21.5 billion of deposits. In addition, as of December 31, 2025, the Company had no indebtedness that would rank senior to the Notes, $359.1 million of indebtedness that would rank pari passu with the Notes, and $140.6 million of indebtedness that would rank subordinate to the Notes.

CUSIP/ISIN:	75970EAF4 / US75970EAF43

Lead Book Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

Active Book Running Manager:	Stephens Inc.

Co-Managers:	Park Place Capital Securities Piper Sandler Raymond James & Associates, Inc.

Conflicts of Interest:

Our affiliate, Park Place Capital Securities, will be an underwriter of this offering and, therefore, will have a conflict of interest under FINRA Rule 5121.

The Company and Piper Sandler’s parent company, Piper Sandler Companies, have two 10% or greater shareholders in common. This is deemed a conflict of interest under FINRA Rule 5121.

Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121, neither Park Place Capital Securities nor Piper Sandler will confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer. A qualified independent underwriter is not required to participate in this offering because the Notes will be investment grade rated, as defined in FINRA Rule 5121.

*

Note: An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the subordinated notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.

The Company expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the third business day following the trade date of May 4, 2026 (such settlement cycle being referred to as “T+3”). Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes will initially settle in three business days (T+3), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the notes prior to their date of delivery should consult their advisors. The Company has filed a shelf registration statement (File No. 333-284828) (including a base prospectus) and a related preliminary prospectus supplement dated May 4, 2026 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that shelf registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the Preliminary Prospectus Supplement if you request it by calling Keefe, Bruyette & Woods, A Stifel Company toll-free at 1-800-966-1599 or by email at USCapitalMarkets@kbw.com or Stephens Inc. at FISyndicateStephens@stephens.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.